Contact

www.linkedin.com/in/dennismclark
(LinkedIn)

Top Skills

Hotel Managment

Strategic Planning

Quality Improvement Processes

Honors-Awards

Star of the Industry - Outstanding Lodging GM of the Year

2007 and 2012 Hotel of the Year Award

7 year AAA Five Diamond Award winner

Fairmont Olympic Rated #14 in North America and #77 world wide

Stars of the Industry, Outstanding GM

Dennis Clark

Board Of Directors at GroundWorx™

Mercer Island, Washington, United States

Summary

Retired from 45 years in the Hospitality industry. Now COO and Board Member of startup GroundWorx, a wireless turf management system making its mark in Turf, Agriculture, Sports Fields, and Commercial Real Estate. On track for our first $Million Dollar year of sales.

Experience

GroundWorx™

Board Of Directors

January 2020 - Present (6 years 8 months)

Greater Seattle Area

GroundWorx is a proactive soil management and water conservation solution helping the world's best turf managers and agriculturalists grow smarter by connecting them to the turf, trees, and crops within their care.

Fairmont Grand Del Mar

Managing Director

October 2017 - November 2019 (2 years 2 months)

Del Mar California

Five Diamond, Five Star resort in North San Diego, CA

Fairmont Mayakoba

General Manager

March 2015 - October 2017 (2 years 8 months)

Riviera Maya, Mexico

General Manager of Fairmont Mayakoba Mexico.

This 401-room beach-front resort includes a Willow Stream Spa, Heritage Place Residence, PGA Golf Course

The Fairmont Olympic Hotel Seattle

General Manager

July 2003 - March 2015 (11 years 9 months)

Built in 1924, the Olympic has a long and celebrated history of service excellence. A 450 room luxury hotel with high end retail. 25 years as a AAA Five Diamond, and two time winner of Fairmont's Hotel of the Year.

Fairmont Copley Plaza
General Manager
May 1999 - July 2003 (4 years 3 months)

On site planning and direction of a five year, $50M restoration of this historic hotel built in 1924.

The Fairmont San Jose
Hotel Manager
March 1994 - May 1999 (5 years 3 months)

The Ritz Carlton Hotel Company
Food & Beverage Director, Asst. Dir. of Rooms, Corp Dir of Quality, General Manager
1983 - 1994 (11 years)
Atlanta, Naples, Hawaii, Sydney Australia

One of the original pre-opening employees of the Ritz Hotel Company, serving in five resort and city hotels locations as well as 18 months at the corporate office. First Corp. Dir. of Quality directing the first application of the Malcolm Baldridge National Quality Award.

Hyatt Regency Hotels
Food and Beverage, Catering, Baquets and Fine Dining
1978 - 1983 (5 years)
Honolulu Hawaii, San Antonio TX

Education

University of Florida